# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Classover Holdings, Inc., CIK 0002022308
CUSIP: 182744102
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 450 7th Avenue, New York, New York (NY), 10123
Date of event which requires filing of this statement: 05/12/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002007471

## Reporting persons
- Camel Bay, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,912,099; shared voting power 0; sole dispositive power 2,912,099; shared dispositive power 0; aggregate amount beneficially owned 2,912,099 (18.5% of the class)
  Comment: Limited Liability Company
- Graham Wood, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,912,099; shared voting power 0; sole dispositive power 2,912,099; shared dispositive power 0; aggregate amount beneficially owned 2,912,099 (18.5% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Classover Holdings, Inc.
Address of issuer's principal executive offices: 450 7th Avenue, New York, NEW YORK, 10123.

## Item 2. Person Filing
Name of person filing: Camel Bay, LLC
Address of principal business office or, if none, residence:
418 Broadway, #5758
Albany, New York 12207
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,912,099 shares of Class B Common Stock of the Issuer, representing 18.5% ownership.
Percent of class: 18.5%
Sole power to vote or to direct the vote: 2,912,099 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,912,099 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
https://www.sec.gov/Archives/edgar/data/2022308/000192998025000044/class_424b3.htm

## Signatures
- Camel Bay, LLC: /s/ Ling Shi, Ling Shi, Managing Member (04/09/2025)
- Graham Wood, LLC: /s/ Ling Shi, Ling Shi, Managing Member (04/09/2025)